UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement


22 January 2007


PEARSON TRADING UPDATE


STRONG END TO THE YEAR; ON TRACK FOR RECORD PROFITS



Pearson is today providing its regular January trading update.


Pearson continued to perform strongly through the fourth quarter of 2006. We remain on track to produce record profits in 2006, and we expect to report adjusted earnings per share towards the top end of current market expectations*. We also expect good cash generation and a further significant improvement in our return on invested capital.


All our businesses traded well in the fourth quarter. Pearson Education sustained its good revenue momentum and achieved further margin improvement, ahead of expectations, as we benefited from our investments in educational testing and technology. The Financial Times added circulation and advertising and Penguin had a good year-end publishing and selling season.


The average GBP:$ exchange rate for the full-year was GBP1:$1.84 and we expect our tax rate to be below 32% (compared with our previous guidance of 32-34%).


Pearson will announce its preliminary results for 2006 on 26 February, 2007. We expect to complete the sale of our Government Solutions business to Veritas Capital in the first quarter of this year.


Marjorie Scardino, chief executive, said: "A strong all-round performance in our key fourth quarter selling season capped another very good year. All around Pearson, our investments in content and technology are paying off. Those advantages have produced Pearson's highest ever profits in 2006, and will bolster our future growth."


Ends


* 2006 adjusted earnings per share including Government Solutions. Analysts' estimates range from 36.1p-40p (sources: Reuters and Bloomberg).



For more information:


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0)207 010 2310




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 22 January 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary